KKR & CO. L.P.

9 WEST 57TH STREET, SUITE 4200

NEW YORK, NEW YORK 10019

(212) 750-8300

December 21, 2015

Via EDGAR Transmission

Erin E. Martin
Special Counsel

Office of Financial Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:                             KKR & Co. L.P.
Registration Statement on Form S-3 (as amended)
File No. 333-208019

Dear Ms. Martin:

On behalf of KKR & Co. L.P. (“KKR”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 4:30 p.m., Washington, D.C. time, on December 21, 2015, or as soon thereafter as practicable. As requested by the staff of the Securities and Exchange Commission (the “Commission”), KKR hereby acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve KKR from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  KKR may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by telephone call to Mark Hayek of Fried, Frank, Harris, Shriver & Jacobson LLP at (212) 859-8890.

Very truly yours,

KKR & CO. L.P.

By:	KKR Management LLC,
its general partner

By:	/s/ David J. Sorkin
	Name:	David J. Sorkin
	Title:	General Counsel & Secretary